Exhibit 99.1

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED OCTOBER 31, 2023

Uranium Royalty Corp. Condensed Interim Consolidated Statements of Financial Position (Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

		As at October 31, 2023	As at April 30, 2023
	Notes	($)	($)
Assets
Current Assets
Cash and cash equivalents	3	62,062	14,306
Restricted cash	3	110	110
Short-term investments	4	17,631	38,340
Inventories	5	104,211	85,561
Prepaids and other receivables		4,162	511
		188,176	138,828

Non-current Assets
Right-of-use asset		—	96
Royalties	6	47,050	46,864
		47,050	46,960

		235,226	185,788

Liabilities
Current Liabilities
Accounts payable and accrued liabilities		972	549
Government loan payable		—	40
Margin loan payable	7	—	9,726
Current portion of lease liability		—	21
		972	10,336
Non-current Liability
Non-current portion of lease liability		—	83
		—	83

		972	10,419
Equity
Issued capital	8	212,407	167,277
Reserves	8	6,361	6,319
Retained earnings/(accumulated deficit)		3,863	(11,855)
Accumulated other comprehensive income		11,623	13,628
		234,254	175,369
		235,226	185,788

Commitments (Note 12)

Subsequent events (Note 14)

Approved by the Board of Directors:

/s/ “Neil Gregson”
Neil Gregson Director

/s/ “Vina Patel”
Vina Patel Director

The accompanying notes are an integral part of these condensed interim consolidated financial statements

Uranium Royalty Corp. Condensed Interim Consolidated Statements of Income (Loss) and Comprehensive Income (Loss) (Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

	Notes	For the three months ended October 31,		For the six months ended October 31,
		2023	2022	2023	2022
		($)	($)	($)	($)
Revenue
Sales of uranium inventory		15,318	—	15,318	—
Cost of sales
Cost of uranium inventory		(11,054)	—	(11,054)	—
Gross profit		4,264	—	4,264	—

Expenses
Salaries and directors' fees	10	(266)	(236)	(525)	(436)
Office and administration		(1,789)	(609)	(2,173)	(953)
Professional fees and insurance		(403)	(548)	(854)	(830)
Transfer agent and regulatory fees		(225)	(198)	(597)	(338)
Share-based compensation		(381)	(269)	(428)	(737)
Operating income (loss) for the period		1,200	(1,860)	(313)	(3,294)

Other items
Other income		—	—	10	—
Interest expense		—	(429)	(2)	(820)
Interest income		93	10	94	10
Net foreign exchange gain (loss)		1,047	(835)	966	(764)
Income (loss) before taxes		2,340	(3,114)	755	(4,868)
Deferred income tax recovery		1,150	848	1,693	153
Net income (loss) for the period		3,490	(2,266)	2,448	(4,715)

Other comprehensive income
Items that will not subsequently be re-classified to net income:
Gain on revaluation of short-term investments	4	8,521	6,325	12,542	1,174
Deferred tax expense on short-term investments	4	(1,150)	(848)	(1,693)	(153)
Item that may subsequently be re-classified to net income:
Foreign currency translation differences		884	944	416	884
Total other comprehensive income for the period		8,255	6,421	11,265	1,905

Total comprehensive income (loss) for the period		11,745	4,155	13,713	(2,810)

Net income (loss) per share
Basic earnings (loss) per share		0.03	(0.02)	0.02	(0.05)
Diluted earnings (loss) per share		0.03	(0.02)	0.02	(0.05)
Weighted average number of shares outstanding
Basic	8	102,699,912	97,200,448	101,353,526	96,633,493
Diluted	8	110,142,138	97,200,448	113,230,542	96,633,493

The accompanying notes are an integral part of these condensed interim consolidated financial statements

Uranium Royalty Corp. Condensed Interim Consolidated Statements of Changes in Equity (Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

		Number of Common	Issued Capital	Reserves	Retained Earnings/ (Accumulated Deficit)	Accumulated Other Comprehensive Income	Total
	Notes	Shares	($)	($)	($)	($)	($)
Balance at April 30, 2022		95,546,314	152,444	5,488	(12,143)	18,847	164,636
Common shares issued upon exercise of warrants		6,000	14	(2)	—	—	12
At-the-Market offering:
Common shares issued for cash		2,066,319	7,606	—	—	—	7,606
Agents' fees and issuance costs		—	(191)	—	—	—	(191)
Share-based compensation		—	—	737	—	—	737
Net loss for the period		—	—	—	(4,715)	—	(4,715)
Total other comprehensive income		—	—	—	—	1,905	1,905
Balance at October 31, 2022		97,618,633	159,873	6,223	(16,858)	20,752	169,990
Common shares issued upon exercise of warrants		184,894	416	(46)	—	—	370
Common shares issued upon exercise of options		37,500	179	(48)	—	—	131
At-the-Market offering:
Common shares issued for cash		1,962,702	6,983	—	—	—	6,983
Agents' fees and issuance costs		—	(174)	—	—	—	(174)
Transfer of other comprehensive income to accumulated deficit upon disposal of short-term investments		—	—	—	6,131	(6,131)	—
Share-based compensation		—	—	190	—	—	190
Net loss for the period		—	—	—	(1,128)	—	(1,128)
Total other comprehensive loss		—	—	—	—	(993)	(993)
Balance at April 30, 2023		99,803,729	167,277	6,319	(11,855)	13,628	175,369
Common shares issued upon exercise of warrants	8	1,539,300	3,465	(386)			3,079
Public offering:
Common shares issued for cash	8	10,205,000	40,948	—	—	—	40,948
Underwriters' fees and issuance costs	8	—	(2,729)	—	—	—	(2,729)
At-the-Market offering:
Common shares issued for cash	8	870,910	3,534	—	—	—	3,534
Agents' fees and issuance costs	8	—	(88)	—	—	—	(88)
Transfer of other comprehensive income to retained earnings upon disposal of short-term investments	4	—	—	—	13,270	(13,270)	—
Share-based compensation	8	—	—	428	—	—	428
Net income for the period		—	—	—	2,448	—	2,448
Total other comprehensive income		—	—	—	—	11,265	11,265
Balance at October 31, 2023		112,418,939	212,407	6,361	3,863	11,623	234,254

The accompanying notes are an integral part of these condensed interim consolidated financial statements

Uranium Royalty Corp. Condensed Interim Consolidated Statements of Cash Flows (Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

	For the six months ended October 31,
	2023	2022
	($)	($)
Operating activities
Net income (loss) before tax for the period	755	(4,868)
Adjustments for:
Depreciation	6	12
Interest expense	2	820
Interest income	(94)	(10)
Share-based compensation	428	737
Others	(18)	—
Net foreign exchange (gain) loss	(1,012)	934
Net changes in non-cash working capital items:
Inventories	(18,421)	(7,512)
Prepaids and other receivables	333	1,973
Accounts payable and accrued liabilities	423	165
Cash used in operating activities	(17,598)	(7,749)

Investing activities
Interest received	60	11
Net proceeds from sale of short-term investments	30,070	—
Investment in short-term investments	(769)	(1,559)
Restricted cash deposit	—	587
Cash generated from (used in) investing activities	29,361	(961)

Financing activities
Proceeds from public offering, net of underwriters' fees and issuance costs	38,219	—
Proceeds from At-the-Market offering, net of agents' fees and issuance costs	3,446	7,299
Proceeds from common shares issued upon exercise of options and warrants	3,079	12
Net proceeds/(repayment) of margin loan	(9,559)	2,179
Repayment of government loan	(30)	—
Payments of lease liability	(7)	(13)
Interest and fees paid	(167)	(625)
Cash generated from financing activities	34,981	8,852

Effect of exchange rate changes on cash	1,012	2

Net increase in cash and cash equivalents	47,756	144
Cash and cash equivalents
Beginning of period	14,306	4,385
End of period	62,062	4,529

Supplemental cash flow information (Note 13)

The accompanying notes are an integral part of these condensed interim consolidated financial statements

Uranium Royalty Corp. Notes to Condensed Interim Consolidated Financial Statements (Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

1. Corporate Information

Uranium Royalty Corp. ("URC" or "the Company") is a company incorporated in Canada on April 21, 2017 and domiciled in Canada. URC is principally engaged in acquiring and assembling a portfolio of royalties, investing in companies with exposure to uranium and trading in physical uranium. The registered office of the Company is located at 1000 Cathedral Place, 925 West Georgia Street, Vancouver, British Columbia, V6C 3L2, Canada. The principal address of the Company is 1188 West Georgia Street, Suite 1830, Vancouver, British Columbia, V6E 4A2, Canada.

The Company was listed on the TSX Venture Exchange (the "TSX-V"). Effective as of market close on July 5, 2023, the Company was delisted from the TSX-V and effective on July 6, 2023, the Company is listed on the Toronto Stock Exchange (the "TSX" and together with the TSX-V, as applicable, the "Exchange"). The Company's common shares and common share purchase warrants, each of which is exercisable into one common share at an exercise price of $2.00 per share until December 6, 2024 (the "Listed Warrants"), are listed on the TSX under the symbols "URC" and "URC.WT", respectively. The Company's common shares are traded on the NASDAQ Capital Market under the symbol "UROY".

2. Basis of Preparation

2.1 Statement of compliance

The Company's condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, applicable to the preparation of interim financial statements including International Accounting Standard 34 Interim Financial Reporting. The condensed interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements for the year ended April 30, 2023.

These condensed interim consolidated financial statements were authorized for issue by the Company's board of directors on December 13, 2023.

2.2 Basis of presentation

The Company's condensed interim consolidated financial statements have been prepared on a historical cost basis except for financial instruments that have been measured at fair value. The Company's condensed interim consolidated financial statements are presented in Canadian dollars ("$" or "dollars") which is also the functional currency of URC. All values are rounded to the nearest thousand except where otherwise indicated.

The accounting policies applied in the preparation of these condensed interim consolidated financial statements are consistent with those applied and disclosed in the Company's annual consolidated financial statements for the year ended April 30, 2023. The Company's interim results are not necessarily indicative of its results for a full year.

2.3 Basis of consolidation

The condensed interim consolidated financial statements include the financial statements of Uranium Royalty Corp. and its wholly-owned subsidiaries, being Uranium Royalty (USA) Corp. ("URUSA") and Reserve Minerals, LLC ("RM"). Subsidiaries are consolidated from the date the Company obtains control, and continue to be consolidated until the date that control ceases. Control is achieved when the Company is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.

All inter-company transactions, balances, income and expenses are eliminated through the consolidation process.

The accounts of URUSA and RM are prepared for the same reporting period as the parent company, using consistent accounting policies. The functional currency of URUSA and RM is the United States dollar. Foreign operations are translated into Canadian dollars using the period end exchange rate as to assets and liabilities and the average exchange rate as to income and expenses. All resulting exchange differences are recognized in other comprehensive income.

Uranium Royalty Corp. Notes to Condensed Interim Consolidated Financial Statements (Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

3. Cash and cash equivalents and Restricted Cash

As at October 31, 2023, the Company held cash and cash equivalents of $62,062 (April 30, 2023: $14,306). In addition, the Company held restricted cash of $110 (April 30, 2023: $110). Restricted cash held at October 31, 2023 relates to security for a corporate credit card.

4. Short-term Investments

	As at October 31, 2023	As at April 30, 2023
	($)	($)
Fair value, at the beginning of the period/year	38,340	51,787
Additions for the period/year	769	2,996
Disposals for the period/year	(34,020)	(16,551)
Fair value adjustment due to foreign exchange rate change for the period/year	(79)	1,742
Fair value adjustment due to share price change for the period/year	12,621	(1,634)
Fair value, at the end of the period/year	17,631	38,340

As at October 31, 2023, the fair value of the Company's investment in Yellow Cake plc ("Yellow Cake") and Queen's Road Capital Investment Ltd. ("QRC") is $11,096 (April 30, 2023: $32,091) and $6,535 (April 30, 2023: $6,249), respectively.

Pursuant to an agreement between Yellow Cake and the Company, Yellow Cake granted the Company an option to acquire at market between US$2.5 million and US$10 million of triuranium octoxide ("U3O8") per year between January 1, 2019 and January 1, 2028, up to a maximum aggregate amount of US$21.25 million worth of U3O8 as at October 31, 2023. Yellow Cake has also agreed to inform the Company of any opportunities for royalties, streams or similar interests identified by Yellow Cake with respect to uranium and the Company has an irrevocable option to elect to acquire up to 50% of any such opportunity alongside Yellow Cake, in which case the parties shall work together in good faith to pursue any such opportunities jointly. Furthermore, the Company and Yellow Cake have agreed to, so far as it is commercially reasonable to do so, cooperate to identify potential opportunities to work together on other uranium related joint participation endeavors.

The ordinary shares of Yellow Cake and common shares of QRC are listed on the Alternative Investment Market of the London Stock
Exchange and the TSX, respectively. During the six months ended October 31, 2023, the Company sold a portion of its shares in Yellow Cake for proceeds of $34,020, of which $30,070 had been received by the Company as at October 31, 2023 (Note 13). The Company realized a gain of $15,341 (2022: $Nil) which had already been included in accumulated other comprehensive income. This gain was transferred to retained earnings net of tax of $2,071 (2022: $Nil).

During the three and six months ended October 31, 2023, the Company recognized a change in fair value of short-term investments in an aggregate of $8,521 and $12,542 (2022: $6,325 and $1,174) and deferred income tax expense of $1,150 and $1,693 (2022: $848 and $153) in other comprehensive income, respectively.

Subsequent to October 31, 2023, the Company disposed all of the remaining Yellow Cake ordinary shares for gross proceeds of approximately $11.4 million.

5. Inventories

As at October 31, 2023, the Company holds 1,749,106 pounds U3O8 (April 30, 2023: 1,548,068 pounds U3O8). The carrying value of $104,211 (April 30, 2023: $85,561) includes the Company's entitlement of the production from the McArthur River mine of 1,038 pounds U3O8 for calendar year 2022 ,and an accrual for the Company's royalty in-kind payment from January 1, 2023 to October 31, 2023. The accrued royalty in-kind payment is pro-rated based on the planned production of 14 million pounds U3O8 from the McArthur River mine, as published by the operator, for the calendar year 2023.

Uranium Royalty Corp. Notes to Condensed Interim Consolidated Financial Statements (Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

6. Royalties

	Royalties	Royalty Options	Total
	($)	($)	($)
Balance, as at April 30, 2022	43,880	143	44,023
Foreign currency translation	883	—	883
Balance, as at October 31, 2022	44,763	143	44,906
Additions	2,313	(143)	2,170
Depletion	(147)	—	(147)
Foreign currency translation	(65)	—	(65)
Balance, as at April 30, 2023	46,864	—	46,864
Depletion	(231)	—	(231)
Foreign currency translation	417	—	417
Balance, as at October 31, 2023	47,050	—	47,050

	Cost			Accumulated Depletion			Carrying Amount
	April 30, 2023	Foreign Currency Translation	October 31, 2023	April 30, 2023	Depletion	October 31, 2023	October 31, 2023
	($)	($)	($)	($)	($)	($)	($)
Anderson project	7,751	184	7,935	—	—	—	7,935
Church Rock project	792	19	811	—	—	—	811
Cigar Lake project	4,704	—	4,704	—	—	—	4,704
Dawn Lake project	282	—	282	—	—	—	282
Dewey-Burdock project	1,445	34	1,479	—	—	—	1,479
Energy Queen project	68	2	70	—	—	—	70
Lance project	1,781	42	1,823	—	—	—	1,823
Langer Heinrich project	2,822	—	2,822	—	—	—	2,822
McArthur River project	11,543	—	11,543	(147)	(231)	(378)	11,165
Michelin project	4,262	—	4,262	—	—	—	4,262
Reno Creek project	305	7	312	—	—	—	312
Roca Honda project	167	4	171	—	—	—	171
Roughrider project	5,923	—	5,923	—	—	—	5,923
San Rafael project	546	13	559	—	—	—	559
Slick Rock project	3,076	74	3,150	—	—	—	3,150
Whirlwind project	68	2	70	—	—	—	70
Workman Creek project	1,476	36	1,512	—	—	—	1,512
	47,011	417	47,428	(147)	(231)	(378)	47,050

The Company's royalties are detailed below:

Anderson, Slick Rock and Workman Creek Projects

The Company holds a 1% net smelter return royalty for uranium on Anderson project, Slick Rock project, and Workman Creek project in the USA.

Michelin Project

The Company holds a 2% gross revenues royalty on the Michelin property in Canada.

Uranium Royalty Corp. Notes to Condensed Interim Consolidated Financial Statements (Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

6. Royalties (continued)

Church Rock and Roca Honda Projects

The Company holds a 4% net smelter return royalty on the Church Rock property and a 4% gross revenues royalty on a portion of the Roca Honda property in the USA. The Roca Honda royalty is subject to the right of the payor to purchase the royalty for US$5 million at any time prior to the first royalty payment becoming due thereunder.

Dewey-Burdock Project

The Company holds a 30% net proceeds royalty and a 2% to 4% gross value royalty on a portion of the Dewey-Burdock property in the USA.

Lance Project

The Company holds a 4% gross revenues royalty on a portion of the Lance property and an additional 1% gross revenues royalty which covers the entirety of the current permitted project area in the USA.

Langer Heinrich Project

The Company holds a production royalty of Australian $0.12 per kilogram of yellow cake produced from the Langer Heinrich uranium project in Namibia.

Reno Creek Project

The Company holds a 0.5% net profit interest royalty, with a maximum amount payable thereunder of US$2.5 million, on a portion of the Reno Creek property in the USA.

Roughrider Project

The Company holds a 1.97% net smelter return royalty on the Roughrider property in Canada.

Energy Queen, San Rafael and Whirlwind Projects

The Company holds a 1% gross value royalty on portions of the Energy Queen project, a 2% net smelter return royalty on portions of the San Rafael project and a 2% to 4% sliding scale gross value royalty on portions of the Whirlwind project in the USA. The Company may choose to take product payment in physical ore or concentrates produced from the Energy Queen and Whirlwind projects.

Cigar Lake, McArthur River and Dawn Lake Projects

The Company holds (i) a 1% gross overriding royalty on an approximate 9% share of uranium production derived from an approximate 30.195% ownership interest of Orano Canada Inc. ("Orano") on the McArthur River project located in Saskatchewan, Canada; (ii) a 10% to 20% sliding scale net profit interest ("NPI") royalty on a 3.75% share of overall uranium production, drawn from Orano's approximate 40.453% ownership interest in the Waterbury Lake / Cigar Lake project (the "Waterbury Lake / Cigar Lake Project") located in Saskatchewan, Canada, and (iii) a 10% to 20% sliding scale NPI on a 7.5% share of overall uranium production from the Dawn Lake project located in Saskatchewan, Canada.

The Company has elected to receive royalty proceeds from the re-started McArthur River mine through delivery of physical uranium. As a result, the Company recorded a depletion of $86 and $231 (2022: $Nil and $Nil) on the McArthur River royalty and an increase in inventory by the same amount during the three and six months ended October 31, 2023, respectively. On August 31, 2023, Orano settled the royalty payments related to the production from the McArthur River mine for calendar year 2022 by delivering 1,038 pounds U3O8 to the Company's storage account at Blind River in Canada.

Uranium Royalty Corp. Notes to Condensed Interim Consolidated Financial Statements (Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

7. Margin Loan Payable

On May 7, 2021, as amended and restated on January 17, 2023, the Company established a margin loan facility for a maximum amount of approximately $18,552 (US$15 million) (the "Facility"). The margin loan was subject to an interest rate of Adjusted Term SOFR Rate plus 5.50% per annum and the unutilized portion of the Facility was subject to a standby fee of 2.50% per annum. The Adjusted Term SOFR Rate meant on any date the Term SOFR Reference Rate published by CME Group Benchmark Administration Limited for the tenor comparable to the applicable interest period, plus credit spread adjustment.

The Facility was secured by a pledge of all the shares of Yellow Cake held by the Company (Note 4). The Facility was fully settled and extinguished on May 3, 2023.

The following outlines the movement of the margin loan:

	US$'000	$
Balance, as at April 30, 2022	10,047	12,908
Draw-down	8,000	10,696
Less: principal payment	(11,121)	(14,864)
Interest expense	1,270	1,628
Interest paid	(1,019)	(1,348)
Unrealized foreign exchange loss	—	706
Balance, as at April 30, 2023	7,177	9,726
Less: principal payment	(7,054)	(9,559)
Interest paid	(123)	(167)
Balance, as at October 31, 2023	—	—

8. Issued Capital

8.1 Common Shares

The authorized share capital of the Company is comprised of an unlimited number of common shares and an unlimited number of preferred shares issuable in series without par value.

At-the-Market Equity Program

On August 18, 2021, the Company entered into an equity distribution agreement (the "2021 Distribution Agreement") with a syndicate of agents led by BMO Nesbitt Burns Inc., and including BMO Capital Markets Corp., H.C. Wainwright & Co. LLC, Canaccord Genuity Corp., Canaccord Genuity LLC, Paradigm Capital Inc., TD Securities Inc. and TD Securities (USA) LLC (collectively, the "Agents"), for an at-the-market equity program (the "ATM Program").

The 2021 Distribution Agreement allowed the Company to distribute up to US$40 million (or the equivalent in Canadian dollars) of common shares of the Company (the "ATM Shares") under the ATM Program. The ATM Shares were issued by the Company to the public from time to time, through the Agents, at the Company's discretion. The ATM Shares sold under the ATM Program were sold at the prevailing market price at the time of sale. The 2021 Distribution Agreement was terminated on September 1, 2022.

On September 1, 2022, the Company renewed its ATM Program that allowed the Company to distribute up to US$40 million (or the equivalent in Canadian dollars) of ATM Shares to the public from time to time, through the Agents, at the Company's discretion. The ATM Shares sold under the ATM Program were sold at the prevailing market price at the time of sale. Sales of ATM Shares were made pursuant to the terms of an equity distribution agreement dated September 1, 2022 (the "2022 Distribution Agreement"). The 2022 Distribution Agreement was terminated on July 14, 2023.

Uranium Royalty Corp. Notes to Condensed Interim Consolidated Financial Statements (Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

8. Issued Capital (continued)

8.1 Common Shares (continued)

On August 8, 2023, the Company renewed its ATM Program that allows the Company to distribute up to US$40 million (or the equivalent in Canadian dollars) of ATM Shares to the public from time to time, through the Agents, at the Company's discretion. The ATM Shares sold under the ATM Program, if any, will be sold at the prevailing market price at the time of sale. Sales of ATM Shares will be made pursuant to the terms of an equity distribution agreement dated August 8, 2023 (the "2023 Distribution Agreement"). Unless earlier terminated by the Company or the Agents as permitted therein, the 2023 Distribution Agreement will terminate upon the earlier of (a) the date that the aggregate gross sales proceeds of the ATM Shares sold under the ATM Program reaches the aggregate amount of US$40 million (or the equivalent in Canadian dollars); or (b) September 1, 2024.

During the six months ended October 31, 2023, the Company issued 870,910 common shares under the 2023 ATM Program for gross proceeds of $3,534, with aggregate commissions paid or payable to the Agents and other share issue costs of $88.

Public Offering

On October 17, 2023, the Company completed a public offering by way of short form prospectus of 10,205,000 common shares (the "Offered Shares") at a price of US$2.94 per Offered Share (the "Offering Price") for gross proceeds of $40,948. Pursuant to an underwriting agreement dated October 11, 2023, among the Company and the underwriters, the Company granted the underwriters an over-allotment option, exercisable at the Offering Price for a period of 30 days following the closing of the public offering, to purchase up to an additional 1,530,750 common shares. The underwriters did not exercise the overallotment option and it expired on November 16, 2023. Uranium Energy Corp., a shareholder and related party of the Company, purchased 1,930,750 Offered Shares, representing approximately 19% of the number of Offered Shares, under the public offering.

8.2 Reserves

Common Share Purchase Warrants and Options

The following outlines the movements of the Company’s warrants and share options:

	Warrants	Share Options	Total
	($)	($)	($)
Balance, as at April 30, 2022	4,430	1,058	5,488
Common shares issued upon exercise of options	(2)	—	(2)
Share-based compensation	—	737	737
Balance, as at October 31, 2022	4,428	1,795	6,223
Common shares issued upon exercise of warrants	(46)	—	(46)
Common shares issued upon exercise of options	—	(48)	(48)
Share-based compensation	—	190	190
Balance, as at April 30, 2023	4,382	1,937	6,319
Common shares issued upon exercise of warrants	(386)	—	(386)
Share-based compensation	—	428	428
Balance, as at October 31, 2023	3,996	2,365	6,361

During the six months ended October 31, 2023, 1,539,300 warrants were exercised. 15,854,648 warrants were outstanding as at October 31, 2023.

As at October 31, 2023, there are 15,759,060 Listed Warrants at an exercise price of $2.00 per share (Note 1), and 95,588 unlisted common share purchase warrants (the "Unlisted Warrants"). The Unlisted Warrants are exercisable into one common share at an exercise price of $1.40 per share until December 6, 2024.

Subsequent to October 31, 2023, 316,700 Listed Warrants were exercised for $633.

Uranium Royalty Corp. Notes to Condensed Interim Consolidated Financial Statements (Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

8. Issued Capital (continued)

8.2 Reserves (continued)

Share Options

The following outlines movements of the Company’s share options:

	Number of options	Weighted Average Exercise Price ($)
Balance at April 30, 2023	1,196,000	3.50
Granted	451,300	2.95
Balance at October 31, 2023	1,647,300	3.35

On August 21, 2023 and August 29, 2023, the Company granted 418,800 and 32,500 share options at an exercise price of $2.92 per share and $3.30 per share to certain directors, officers, employees and consultants of the Company, respectively. These options are valid for a period of five years. The options will vest as follows: (a) 25% on the grant date; and (b) 25% on each of the dates that are 6, 12 and 18 months thereafter.

The weighted average fair value of the share options granted was $1.67 per share and it was estimated at the date of grants using the Black-Scholes option pricing model with the following weighted average assumptions:

Risk-free interest rate	4.28%
Expected life (years)	4.00
Expected volatility	71.83%
Expected dividend yield	0.00%
Estimated forfeiture rate	3.63%

As there is insufficient trading history of the Company's common shares prior to the date of grant, the expected volatility is based on the historical share price volatility of a group of comparable companies in the sector in which the Company operates over a period similar to the expected life of the share options.

Subsequent to October 31, 2023, the Company granted 50,000 share options at an exercise price of $3.76 per share to a consultant of the Company. The options are valid for a period of three years. The options will vest as follows: (a) 25% on the grant date; and (b) 25% on each of the dates that are 4, 8 and 12 months thereafter.

Uranium Royalty Corp. Notes to Condensed Interim Consolidated Financial Statements (Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

8. Issued Capital (continued)

8.2 Reserves (continued)

A summary of share options outstanding and exercisable at October 31, 2023, are as follows:

	Options Outstanding			Options Exercisable
Exercise Price ($)	Number of Options Outstanding	Weighted Average Exercise Price ($)	Weighted Average Remaining Contractual Life (years)	Number of Options Exercisable	Weighted Average Exercise Price ($)	Weighted Average Remaining Contractual Life (years)
5.46	40,000	5.46	2.88	40,000	5.46	2.88
4.93	5,000	4.93	3.21	5,000	4.93	3.21
4.20	1,000	4.20	3.86	1,000	4.20	3.86
4.10	50,000	4.10	2.58	50,000	4.10	2.58
3.49	612,500	3.49	2.58	612,500	3.49	2.58
3.31	100,000	3.31	1.53	100,000	3.31	1.53
3.31	332,500	3.31	3.53	249,688	3.31	3.53
3.30	32,500	3.30	4.83	8,125	3.30	4.83
3.26	25,000	3.26	3.64	18,750	3.26	3.64
3.15	5,000	3.15	3.98	3,750	3.15	3.98
2.92	418,800	2.92	4.81	104,700	2.92	4.81
2.88	25,000	2.88	3.69	18,750	2.88	3.69
	1,647,300	$3.35	3.37	1,212,263	$3.47	2.95

The amount of share-based compensation expense recognized during the three and six months ended October 31, 2023, was $381 (2022: $269) and $428 (2022: $737), respectively.

8.3 Earnings (Loss) Per Share

For the three and six months ended October 31, 2022, the Company's outstanding warrants and stock options were not included in the calculation of diluted loss per share as they were anti-dilutive.

	For the three months ended October 31,		For the six months ended October 31,
	2023	2022	2023	2022
	($)	($)	($)	($)
Net income (loss) for the period	3,490	(2,266)	2,448	(4,715)

Basic weighted average number of shares	102,699,912	97,200,448	101,353,526	96,633,493
Basic earnings (loss) per share	0.03	(0.02)	0.02	(0.05)

Effect of dilutive securities
Warrants	7,064,565	—	5,965,549	—
Stock options	100,307	—	11,695	—
Diluted weighted average number of common shares	109,864,784	97,200,448	107,330,770	96,633,493
Diluted earnings (loss) per share	0.03	(0.02)	0.02	(0.05)

Uranium Royalty Corp. Notes to Condensed Interim Consolidated Financial Statements (Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

9. Financial Instruments

At October 31, 2023 the Company's financial assets include cash and cash equivalents, restricted cash, short-term investments and other receivables. The Company's financial liabilities include accounts payable and accrued liabilities. The Company uses the following hierarchy for determining and disclosing fair value of financial instruments:

•
Level 1: quoted (unadjusted) prices in active markets for identical assets or liabilities.
•
Level 2: other techniques for which all inputs have a significant effect on the recorded fair value which are observable, either directly or indirectly.
•
Level 3: techniques which use inputs that have a significant effect on the recorded fair value that are not based on observable market data.

The Company's cash and cash equivalents, restricted cash, other receivables, accounts payable and accrued liabilities approximate fair value due to their short terms to settlement. The fair value of short-term investments, which are classified as level 1 within the fair value hierarchy, is determined by obtaining the quoted market price of the short-term investment and multiplying it by foreign exchange rate, if applicable, and the quantity of shares held by the Company.

9.1 Financial risk management objectives and policies

The financial risk arising from the Company's operations are credit risk, liquidity risk, commodity price risk, currency risk and other price risk. These risks arise from the normal course of operations and all transactions undertaken are to support the Company's ability to continue as a going concern. The risks associated with these financial instruments and the policies on how the Company mitigates these risks are set out below. Management manages and monitors these exposures to ensure appropriate measures are implemented in a timely and effective manner.

9.2 Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. Credit risk for the Company is primarily associated with the Company's bank balances. The Company holds cash and cash equivalents with Canadian chartered financial institutions of which the majority of its bank balances is uninsured as at October 31, 2023. The Company's maximum exposure to credit risk is equivalent to the carrying value of its cash and cash equivalents and restricted cash balance.

9.3 Liquidity risk

Liquidity risk is the risk that the Company will not be able to settle or manage its obligations associated with financial liabilities. To manage liquidity risk, the Company closely monitors its liquidity position and ensures it has adequate sources of funding to finance its projects and operations. The Company believes that, taking into account its current cash reserves and other liquid assets, it has sufficient working capital for its present obligations for at least the next twelve months commencing from October 31, 2023. The Company's working capital (current assets less current liabilities) as at October 31, 2023 was $187,204. The Company's accounts payable and accrued liabilities are expected to be realized or settled within a one-year period.

9.4 Commodity price risk

The Company's future profitability will be dependent on the royalty income to be received from mine operators. Royalties are based on a percentage of the minerals or the products produced, or revenue or profits generated from the property which is typically dependent on the prices of the minerals the property operators are able to realize. Mineral prices are affected by numerous factors such as interest rates, exchange rates, inflation or deflation and global and regional supply and demand.

9.5 Other price risk

The Company is exposed to equity price risk as a result of investing in other mining companies. The equity prices of these investments are impacted by various underlying factors including commodity prices. Based on the Company's short-term investments held as at October 31, 2023, a 10% change in the equity prices of these investments would have an impact, net of tax, of approximately $1,525 on other comprehensive income.

Uranium Royalty Corp. Notes to Condensed Interim Consolidated Financial Statements (Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

9. Financial Instruments (continued)

9.6 Currency risk

Financial instruments that impact the Company's net income (loss) or other comprehensive income due to currency fluctuations include short-term investments denominated in UK pounds sterling, and cash and cash equivalents denominated in U.S. dollars and UK pounds sterling. The impact of a Canadian dollar change against UK pounds sterling on short-term investments by 10% at October 31, 2023 would have an impact, net of tax, of approximately $960 on other comprehensive income. The impact of a Canadian dollar change against U.S. dollars and UK pounds sterling on cash and cash equivalents by 10% would have an impact of approximately $4,731 and $1,209 on net income for six months ended October 31, 2023, respectively.

10. Related Party Transactions

10.1 Related Party Transactions

Related party transactions are based on the amounts agreed to by the parties. During the three and six months ended October 31, 2023 and 2022, the Company did not enter into any contracts or undertake any commitment or obligation with any related parties other than as described herein and elsewhere in these condensed interim consolidated financial statements.

10.2 Transactions with Key Management Personnel

Key management personnel are persons responsible for planning, directing and controlling the activities of an entity.

The remuneration of directors and key management for the three and six months ended October 31, 2023 and 2022, comprised of:

	For the three months ended October 31,		For the six months ended October 31,
	2023	2022	2023	2022
	($)	($)	($)	($)
Management salaries	96	94	190	175
Directors’ fees	51	51	103	97
Share-based compensation	227	144	253	409
Total	374	289	546	681

11. Operating Segments

The Company conducts its business as a single operating segment, being the acquiring and assembling a portfolio of royalties, investing in companies with exposure to uranium and trading of physical uranium. Except for the short-term investments in Yellow Cake which is listed on the London Stock Exchange in the United Kingdom, and the royalties on uranium projects located in the United States and Namibia, substantially all of the Company's assets and liabilities are held within Canada.

12. Commitments

On November 17, 2021, the Company entered into agreements with CGN Global Uranium Ltd ("CGN"), pursuant to which the Company agreed to purchase an aggregate 500,000 pounds U3O8 at a weighted average price of US$47.71 per pound, of which 300,000 pounds U3O8 were delivered in October 2023. The deliveries of the remaining 200,000 pounds U3O8 for a total payment of approximately $13.5 million are required in June 2024 and April 2025.

As of October 31, 2023, the Company has committed to purchase 900,000 pounds U3O8 at a weighted average cost of US$70.49 per pound for a total consideration of approximately $88 million. Payments by the Company are required in the last quarter of calendar year 2023.

Uranium Royalty Corp. Notes to Condensed Interim Consolidated Financial Statements (Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

13. Supplemental Cash Flow Information

Gross proceeds of $3,950 from disposing certain shares in Yellow Cake was included in other receivables as at October 31, 2023. The Company received the proceeds in full subsequent to the period end.

14. Subsequent Events

Other than as disclosed elsewhere in these condensed interim consolidated financial statements, the following material events occurred subsequent to October 31, 2023:

The Company entered into agreements to sell 150,000 pounds U3O8 at a weighted average price of US$74.00 per pound for a total consideration of US$11.1 million. Deliveries of the physical uranium by the Company are required in the last quarter of calendar year 2023.

The office lease agreement entered into by the Company in May 2023 was terminated during the three months ended October 31, 2023. In November 2023, the Company entered into a new agreement to lease a portion of an office premises for a total lease payment of $0.25 million over the term of the lease which expires on September 30, 2028.